NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

AND

INFORMATION CIRCULAR

TO BE HELD ON JULY 8, 2020

DATED JUNE 2, 2020

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Taseko's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

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1040 West Georgia Street, Suite 1500
Vancouver, British Columbia, V6E 4H1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the "Meeting") of shareholders (the "Shareholders") of Taseko Mines Limited (the "Company" or "Taseko ") will be held at Hyatt Regency at 655 Burrard Street, Vancouver, British Columbia on July 8, 2020 at 2:00 p.m., local time, for the following purposes:

1. to receive the consolidated financial statements of the Company for the financial year ended December 31, 2019 and the related report of the auditor;

2. to fix the number of directors of the Company at six, see Election of Directors in the accompanying Information Circular (the "Information Circular");

3. to elect directors of the Company for the ensuing year, see Election of Directors in the Information Circular;

4. to appoint the auditor of the Company for the ensuing year, see Appointment of Auditor in the Information Circular; and

5. to consider an advisory (non-binding) resolution on the Company's approach to executive compensation, as more particularly set out in the section of the Information Circular entitled "Advisory Resolution on the Company's Approach to Executive Compensation (Say on Pay)," as more particularly set out in the section entitled Particulars of Matters to be Acted upon in the Information Circular.

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Meeting (the "Notice") may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains further particulars of matters to be considered at the Meeting.  The Meeting will also consider any permitted amendment to or variations of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the audited financial statements for the year ended December 31, 2019, report of the auditor and related management discussion and analysis (the "annual financials"), will be made available at the Meeting and are available on SEDAR at www.sedar.com.

NOTE OF CAUTION Concerning COVID-19 Outbreak

At the date of this Notice and the accompanying Information Circular it is the intention of the Company to hold the Meeting at the location stated above in this Notice. We are continuously monitoring development of current coronavirus (COVID-19) outbreak ("COVID-19").  In light of the rapidly evolving public health guidelines related to COVID-19, we ask shareholders to consider voting their shares by proxy and not attend the meeting in person.  Shareholders who do wish to attend the Meeting in person, should carefully consider and follow the instructions of the federal Public Health Agency of Canada:  (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html). We ask that shareholders also review and follow the instructions of any regional health authorities of the Province of British Columbia, including the Vancouver Coastal Health Authority, the Fraser Health Authority and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting.  Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described on pages 4 to 6 of the Information Circular accompanying this Notice.

The Company reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak, including: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting.  Should any such changes to the Meeting format occur, the Company will announce any and all of these changes by way of news release, which will be filed under the Company's profile on SEDAR as well as on our Company website at www.tasekomines.com. We strongly recommend you check the Taseko  website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Company will not prepare or mail amended Meeting Proxy Materials.

Notice-and-Access

The Company has elected to use the notice-and-access model ("Notice-and-Access Provisions") set out in National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials relating to this Meeting. The Notice-and-Access Provisions allow a Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials (the "Proxy Materials") online. Under Notice-and-Access, instead of receiving paper copies of the Information Circular, Shareholders will receive the Notice and Access Notification to Shareholders (the "N&A Notification") and a form of proxy.  In the case of beneficial (non-registered) shareholders, they will receive the N&A Notificatione and a voting instruction form ("VIF"). The form of proxy/VIF enables Shareholders to vote. Before voting, Shareholders are reminded to review the Information Circular online by logging onto the website access page provided and following the instructions set out below.  Shareholders may also choose to receive a printed copy of the Information Circular by following the procedures set out below.

Copies of the Proxy Materials and the annual financials are posted on the Company's website at www.tasekomines.com/investors.

How to Obtain Paper Copies of the Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1500, Vancouver, British Columbia, Canada, V6E  4H1; by telephone: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534.  A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 2:00 p.m. (Pacific Time) on Monday, July 6, 2020 (the "Proxy Deadline") a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than June 22, 2020.  Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as 'stratification' in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer while using Notice-and-Access Provisions also provides a paper copy of the Circular to some of its shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under Notice-and-Access Provisions, and will not include a paper copy of the Information Circular.

While registered shareholders are entitled to attend the Meeting in person we strongly recommend that all Shareholders vote by proxy and do not attend the Meeting. Accordingly we ask that registered shareholders complete, date and sign the enclosed form of Proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. To be effective, the Proxy must be duly completed and signed and then deposited with the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 2:00 p.m., (Pacific Time(, on Monday, July 6, 2020.

If you hold your Common Shares in a brokerage account, you are a non-registered shareholder ("Beneficial Shareholder"). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or VIF provided to them by their intermediary, in order to cast their vote, or in order to notify the Company if they plan to attend the Meeting

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

DATED at Vancouver, British Columbia, June 2, 2020.

BY ORDER OF THE BOARD

"Russell E. Hallbauer"

Russell E. Hallbauer Chief Executive Officer

If you have any questions or need assistance with voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group: North American Toll Free 1-877-452-7184,
Outside North America:1-416-304-0211 Email at: assistance@laurelhill.com

1040 West Georgia Street, Suite 1500
Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	2

INFORMATION CIRCULAR	1

TABLE OF CONTENTS	1

GENERAL PROXY INFORMATION	2

Solicitation of Proxies	2

Appointment of Proxyholders	3

Voting by Proxyholder	3

Registered Shareholders	4

Beneficial Shareholders	4

Notice to Shareholders in the United States	5

Revocation of Proxies	6

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	6

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	6

FINANCIAL STATEMENTS	7

VOTES NECESSARY TO PASS RESOLUTIONS	7

ELECTION OF DIRECTORS	7

Majority Vote Policy	8

Advance Notice Provisions	8

Penalties, Sanctions and Orders	9

Biographical Information	10

APPOINTMENT OF AUDITOR	13

CORPORATE GOVERNANCE	13

Mandate of the Board of Directors	13

Composition of the Board of Directors	13

Committees of the Board of Directors	14

Governance Policies for Board of Directors and Directors' Attendance at Meetings	17

Other Directorships	18

Orientation and Continuing Education	18

Ethical Business Conduct	18

Shareholder Engagement	18

Amendments to the Governance Manual	18

STATEMENT OF EXECUTIVE COMPENSATION	19

COMPENSATION GOVERNANCE	19

- i -

Letter from the Chair of the Compensation Committee	19

What We Do	21

What We Don't Do	22

Risk Mitigation	22

Hedging Policy	22

Executive Share Ownership Policy	23

External Advice	23

COMPENSATION DISCUSSION AND ANALYSIS	23

Philosophy and Objectives	24

Benchmarking	24

Elements of Compensation	25

Performance Graph	29

Summary Compensation Table	31

Incentive Plan Awards - Option-Based and Share-Based Awards	32

Incentive Plan Awards - Value Vested or Earned During the Year	33

Pension Plan Benefits	33

Termination and Change in Control Benefits	33

DIRECTOR COMPENSATION	36

Director Compensation Table	36

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	38

Equity Compensation Plan Information	40

MANAGEMENT CONTRACTS	40

PARTICULARS OF MATTERS TO BE ACTED UPON	41

Advisory Resolution on the Company's Approach to Executive Compensation (Say on Pay)	41

ADDITIONAL INFORMATION	42

OTHER MATTERS	42

- ii -

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1040 West Georgia Street, Suite 1500

Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR
as at June 1, 2020 except as otherwise indicated

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on July 8, 2020 at the time and place and for the purposes set forth in the accompanying notice of the Meeting. In this Information Circular, references to "the Company", "Taseko", "we" and "our" refer to Taseko Mines Limited. The "board of directors" or the "Board" means the board of directors of the Company. "Common Shares" means common shares without par value in the capital of the Company. "Taseko Shareholders" and "Shareholders" refer to shareholders of the Company. "Registered Shareholders" means Shareholders of the Company who hold Common Shares in their own name. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "Intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The Board has approved the contents and distribution of this Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

NOTE OF CAUTION Concerning COVID-19 Outbreak Update per Notice

At the date of publication of this Notice and Information Circular it is the full intention of the Company to hold the Meeting at the location stated in the accompanying Notice of Meeting above, where, if they choose, shareholders can attend the Meeting in person. However, we are continuously monitoring the current coronavirus (COVID-19) outbreak ("COVID-19"), and in light of the rapidly evolving news and public health guidelines related to COVID-19, we ask shareholders wishing to attend the Meeting in person, to carefully consider and follow the instructions of the federal Public Health Agency of Canada:  (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html). We also ask that shareholders review and follow the instructions of any regional health authorities of the Province of British Columbia, including the Vancouver Coastal Health Authority, the Fraser Health Authority and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting.  Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described on pages 4 to 6 of this Information Circular.

Please be aware that the Company reserves the right to take any additional precautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak, including: (i) holding the Meeting solely by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting.  Should any such changes to the Meeting format occur, the Company will announce any and all of these changes by way of news release, which will be filed under the Company's profile on SEDAR as well as on our Company website at www.tasekomines.com.  We strongly recommend you check the Taseko  website two days prior to the Meeting date for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Company will not prepare or mail amended Meeting Proxy Materials.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company has also retained Laurel Hill Advisory Group ("Laurel Hill") to assist it in connection with the Company's communications with shareholders. In connection with these services, Laurel Hill will  receive a fee of $35,000 plus reasonable out-of-pocket expenses. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

The Company has chosen to deliver the Notice of Meeting of its Shareholders, the information circular (the "Information Circular") and form of Proxy forming the proxy-related materials (the "Proxy Materials") using Notice-and-Access provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet.  Notice-and-Access provisions are found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), for delivery to registered Shareholders, and in section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), for delivery to Beneficial Shareholders (together "Notice-and-Access Provisions").

Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on a non-SEDAR website (usually the reporting issuer's website or the website of their transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Proxy Materials. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings of shareholders.  The Company may still choose to continue to deliver Proxy Materials by mail, and shareholders are entitled to request a paper copy of the Proxy Materials, and more particularly, the Information Circular, be mailed to them at the Company's expense.

Use of Notice-and-Access Provisions reduces paper waste and the Company's printing and mailing costs. Under Notice-and-Access Provisions the Company must send a notice and form of proxy (the "notice package") to each Shareholder, including Registered and Beneficial Shareholders, indicating that the Proxy Materials have been posted and explaining how a Shareholder can access them or obtain a paper copy of the Proxy Materials, including the Information Circular, from the Company. This Information Circular has been posted in full, together with the Notice of Annual General Meeting and the form of Proxy, on the Company's website at www.tasekomines.com/investors and under the Company's SEDAR profile at www.sedar.com.  How to Obtain a Paper Copy of the Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1500, Vancouver, British Columbia  V6E 4H1; by telephone: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534.  A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 2:00 p.m. (Pacific Time) on Monday, July 6, 2020 (the "Proxy Deadline"), a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than June 22, 2020. Under Notice-and-Access Provisions Proxy Materials must be available for viewing for up to one year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

Pursuant to Notice-and-Access Provisions, the Company has set the record date for the Meeting to be at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the Proxy Materials to be posted on the applicable website and for them to be delivered to Shareholders. The requirements of the Notice of Meeting included with the Company's notice package, and in which the Company must (i) provide basic information about the Meeting and the matters to be voted on, (ii) explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and related management discussion and analysis, and (iii) explain the Notice-and-Access Provisions process; have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document:  a form of Proxy in the case of registered Shareholders; or a Voting Instruction Form in the case of Non-Registered (Beneficial) Holders.

The Company will not rely upon the use of 'stratification'. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. Shareholders will not receive a paper copy of the Information Circular from the Company, or from any intermediary, unless such Shareholder specifically requests one.

Appointment of Proxyholders

With the current COVID-19 outbreak and related restrictions on travel and public gatherings, the Company recommends that Shareholders use the procedures available to appoint a proxyholder to ensure their votes are cast and limit attendance at the Meeting. The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your Common Shares are held in physical (i.e. paper) form and actually registered in your name, then you are a Registered Shareholder. However, if like most shareholders you keep your Common Shares in a brokerage account, then you are a Beneficial Shareholder and the manner for voting is different for Registered and Beneficial Shareholders, so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy as recommended by management of the Company. However, under NYSE American Exchange ("NYSE American") rules, a broker who has not received specific voting instructions from the Beneficial Owner may not vote the shares in its discretion on behalf of such Beneficial Owner on "non-routine" proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker "non-votes" will not be considered votes "cast" for purposes of voting on the election of Directors. The ratification of the appointment of the Company's auditors, qualifies as a "routine" proposal that brokers may vote upon without having received specific voting instruction from the Beneficial Owner; any broker "non-votes" with respect to this matter will not be considered votes "cast" and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders who choose to submit a proxy may do so using one of the following methods:

(a) complete, date and sign the enclosed form of proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b) use a touch-tone phone to transmit voting choices to a toll free number.  Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, and the 15 digit control number; or

(c) use the internet through Computershare's website at www.investorvote.com.  Registered Shareholders must follow the instructions on Computershare's website and refer to the enclosed proxy form for the 15 digit control number.

In any case the Registered Shareholder must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.  Many shareholders are "beneficial" shareholders because the Common Shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person but which are registered either: (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company.  Such Common Shares will more likely be registered in the name of the shareholder's broker or an Intermediary.  The vast majority of such Common Shares are registered, in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).  In accordance with the requirements of NI 54-101, the Company distributes copies of the Notice of Notice and Access and the form Proxy, the formal Notice of Meeting and this Information Circular (collectively, the "Meeting Materials") to the appropriate depository and intermediaries for onward distribution to Beneficial Shareholders. The Company does not send Meeting Materials directly to Beneficial Shareholders. Intermediaries are required to forward the Meeting Materials to all Beneficial Shareholders for whom they hold Shares unless such Beneficial Shareholders have waived the right to receive them. The Company has elected to pay for the delivery of Meeting Materials to objecting beneficial shareholders. Intermediaries often use service companies to forward the Meeting Materials to Beneficial Shareholders.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy or VIF supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote on your behalf.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada and in the United States.

Broadridge typically mails a scannable VIF instead of a form of proxy.  Beneficial Shareholders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders may call a toll-free number or go online to www.proxyvote.com to vote.  Taseko may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their shares. Certain Beneficial Shareholders who have not objected to Taseko knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

The VIF will name the same persons as the Company's Proxy to represent you at the Meeting.  You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from those persons designated in the VIF, to represent you at the Meeting.  To exercise this right, insert the name of the desired representative in the blank space provided in the VIF.  The completed VIF must then be returned to Broadridge in accordance with the instructions set out in the VIF and this Information Circular. Once it has received all VIFs sent in, Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge's instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have any alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

These security holder materials are sent to both Registered and Beneficial Shareholders.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada.  The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada.  Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the "BCA"), as amended, all but one of its directors and its executive officers are residents of Canada, and substantially all of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or by hand delivery at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with revocation procedures set out above.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any binding matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the "TSX"), on the NYSE American (the "NYSE American") and on the London Stock Exchange (the "LSE").  The Board has fixed June 1, 2020 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the Record Date, there were 246,194,219 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor is there cumulative or similar voting rights attached to the Common Shares.

The directors and executive officers of the Company do not know of any person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as of the Record Date.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2019, the related report of the auditor,  and will be placed before the Meeting. These documents have all been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Taseko Mines Limited, Suite 1500 - 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, telephone: 778-373-4533 or 1-877-441-4533. These documents have been filed and are available for review under the Company's SEDAR profile at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.  With respect to the election of directors, there are six director positions to be filled. If there are more nominees for election as director than there are vacancies to fill, pursuant to the Advance Notice Provisions (see "Advance Notice Provisions" below), the six nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority vote policy described below, the six nominees receiving the highest number of votes are elected, even if a director gets fewer "for" votes than "withhold" votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management of Taseko will be appointed.

ELECTION OF DIRECTORS

The size of the Board is currently set at seven. It is intended that the number of directors to be elected by the shareholders be set at six. Therefore, the Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of persons to be elected to the Board at six.

All of the six director nominees are currently directors of Taseko except for Peter C. Mitchell, and all have agreed to stand for election. The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless a director's office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected or appointed.

Majority Vote Policy

The Board has adopted a policy that if the votes "for" the election of a director nominee at a meeting of shareholders are fewer than the number voted "withhold", the nominee will submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee. The Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide within 90 days after the date of the meeting of shareholders whether to accept or reject the resignation. The Board will accept the resignation absent exceptional circumstances. The Board's decision to accept or reject the resignation will be disclosed by way of a press release, a copy of which will be sent to the TSX. If the Board does not accept the resignation, the press release will fully state the reasons for the decision. The nominee will not participate in any Committee or Board deliberations whether to accept or reject the resignation. This policy does not apply in circumstances involving contested director elections.

Advance Notice Provisions

As announced in the Company's Information Circular dated May 6, 2013, a copy of which was SEDAR filed on May 10, 2013, the Board submitted amendments to the Articles of the Company to include advance notice provisions (the "Advance Notice Provisions") for approval by the shareholders. A copy of the Advance Notice Provisions was included as Schedule "A" to the Company's Information Circular dated May 6, 2013. The amended Articles were ratified and approved by the Company's shareholders at the Company's annual general and special meeting held on June 6, 2013, and the current Articles are available for review on the Company's website (www.tasekomines.com) and under the Company's profile at www.sedar.com.

The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Company has not received notice of a nomination in compliance with the Company's Articles, and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company, will be disregarded at the Meeting.

Set out below are the names of the nominees for election to the Board, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Anu Dhir Director Ontario, Canada	Since September 2018	8,500(2)
Robert A. Dickinson Director British Columbia, Canada	Since January 1991	3,135,960 (3)
Russell E. Hallbauer Chief Executive Officer and Director British Columbia, Canada	Since July 2005	4,683,766(4)

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Peter C. Mitchell Florida, USA	New Nominee	30,000(5)
Kenneth Pickering Director British Columbia, Canada	Since December 2018	Nil (6)
Ronald W. Thiessen Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,400,795(7)

Notes:

(1) The information as to Common Shares beneficially owned or controlled is not within the knowledge of management of the Company. The share ownership information was supplied to the Company by insider reports available at www.sedi.ca as of June 1, 2020.

(2) Ms. Dhir also holds options to purchase 210,000 Common Shares and 220,000 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Directors Compensation.

(3) Of these Common Shares, 2,640,960 Common Shares are held indirectly by Mr. Dickinson in an RRSP. Mr. Dickinson also holds options to purchase an aggregate of 292,000 Common Shares and he holds 504,000 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation.

(4) Of these Common Shares 1,171,918 are held indirectly by Mr. Hallbauer, as an aggregate of 354,194 Common Shares are held by affiliates of Mr. Hallbauer and an aggregate of 817,724 Common Shares are held by companies over which Mr. Hallbauer exercises control. Mr. Hallbauer also holds, in aggregate, options to purchase 1,536,000 Common Shares and he holds 487,500 performance share units, details of which are disclosed in the Incentive Plan Awards table under NEO Compensation, see "Error! Reference source not found..

(5) Mr. Mitchell holds 30,000 Common Shares directly.

(6) Mr. Pickering holds options to purchase 188,000 common shares and 176,000 deferred share units. Details of which are disclosed in the Incentive Plan Awards table under Director Compensation.

(7) Of these Common Shares, 163,600 Common Shares are held indirectly by Mr. Thiessen in an RRSP and 229,500 Common Shares are held by Mr. Thiessen, in trust, for an affiliate.  Mr. Thiessen also holds options to purchase 405,000 Common Shares and he holds 687,962 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation.

Penalties, Sanctions and Orders

Except as disclosed below, within the last 10 years before the date of this Information Circular, no director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a) subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b) subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or  has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d) subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

As publicly disclosed at www.sedar.com, in September, 2012, Great Basin Gold Ltd., a company for which Mr. Ronald W. Thiessen and Ms. Anu Dhir were at the time directors, became bankrupt due to heavy indebtedness, mine production issues and falling gold prices.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

Anu Dhir - Director

Ms. Anu Dir is a co-founder and an executive of Wshingwell Inc., a technology company.  Prior to establishing Wshingwell, Ms. Dhir spent 19 years in the resources sector.  Most recently, she was a co-founder and an executive of ZinQ Mining, a private base metals and precious metals royalty company that focuses on the Latin America region.  Ms. Dhir was also the Managing Director of Miniqs Limited, a private group primarily interested in developing resource projects.  Prior to ZinQ Mining and Minigs,  Ms. Dhir was Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a major copper and cobalt mining company with assets in the Democratic Republic of Congo.

Ms. Dhir also serves as a non-executive Director for Golden Star Resources and Trillium Health Partners.  Ms. Dhir is a graduate of the General Management Program (GMP) at Harvard Business School, she has a law degree (Juris Doctor) from Quinnipiac University and a Bachelor of Arts from the University of Toronto.

Ms. Dhir is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Energulf Resources Ltd.	Director	August 2013	September 2015
Frontier Rare Earths Limited	Director	November 2010	January 2015
Golden Star Resources Ltd.	Director	February 2014	Present
Taseko Mines Limited	Director	September 2017	Present

Robert A. Dickinson, B.Sc., M.Sc. - Director

Robert Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years and who was inducted into the Canadian Mining Hall of Fame in 2012.  He is Chairman of Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") as well as a director and member of the management team of a number of public companies associated with HDSI. HDI, through HDSI, provides technical, financial, administrative, and management services to several publicly-traded companies and formerly provided such services to Taseko. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	February 2019
	Chairman	November 2017	February 2018
	President and CEO	December 2017	February 2019
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P. Eng. - Director and CEO

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia.  He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation's Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck's three operating coal mines in the Province.  In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco's interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec.  Mr. Hallbauer is a director of HDSI (and HDI), a company providing technical, financial, administrative, and management services to several publicly-traded companies, which formerly also provided administrative services to Taseko.  As a director of HDSI (and HDI), Mr. Hallbauer focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	April 2008	February 2016
Taseko Mines Limited	CEO/Director	July 2005	Present
	President	July 2005	June 2019

Mr. Peter C. Mitchell, CPA, CA - New Director

Mr. Mitchell most recently served as the Senior Vice President and Chief Financial Officer of Coeur Mining, Inc. in Chicago, Illinois until December 31, 2018 and he was previously the Chief Financial Officer of Taseko Mines Limited based in Vancouver.  He is a graduate of the University of Western Ontario with a Bachelor of Arts in Economics as well as a graduate of the MBA program of the University of British Columbia.  Mr. Mitchell is a Chartered Accountant and has worked as Senior Vice President and Chief Financial Officer of Crown Packaging Ltd., as well as Vice Chairman and Chief Financial Officer of von Hoffmann Corporation of St. Louis, Missouri. Mr. Mitchell has also held leadership roles in the for-profit education sector as President of Florida Career College based in Fort Lauderdale, Florida and prior to that, as President and Chief Executive Officer of Vatterott Educational Centers, Inc. in St. Louis, Missouri.

Mr. Mitchell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Coeur Mining Inc.	Senior Vice President and Chief Financial Officer	June 2013	December 2018
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	May 2011	February 2016
Stabilis Energy, Inc.	Director	July 2019	Present

Kenneth W. Pickering, P. Eng. - Director

Mr. Pickering is a Professional Engineer and mining executive with 45 years experience in a variety of capacities in the natural resources industry.  He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Enaex Chile	Director	May 2011	May 2018
Endeavour Silver Corp.	Director	August 2012	Present
Northern Dynasty Minerals Ltd.	Director	September 2013	Present
Pan Aust Minerals	Director	October 2011	August 2015
Taseko Mines Limited	Director	December 2018	Present
Teck Resources Limited	Director	March 2015	Present
THEMAC Resources Group Limited	Director	March 2011	December 2016

Ronald W. Thiessen, CPA, CA - Chairman of the Board and Director

Mr. Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations.  Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies.  Mr. Thiessen is a director of HDSI (and HDI), and focuses on directing corporate development and financing activities.  HDI, through HDSI, provides technical, financial, administrative, and management services to several publicly-traded companies and formerly provided such services to Taseko.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	February 2019
	Chief Executive Officer	September 2000	February 2019
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	December 2017
	President and Chief Executive Officer	December 2011	December 2017
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for appointment as auditor of the Company.  KPMG LLP has been auditor of the Company since November 19, 1999.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the "Governance Manual"), most recently amended by the Board on March 29, 2019 and available on the Company's website. The Governance Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitor its business decisions, (ii) identify the principal risks and opportunities of the Company's business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring senior management and directors, and (iv) oversee the integrity of the Company's internal financial controls and management information systems. In addition, the Governance Manual has written charters for each of its four standing committees. Further, the Governance Manual encourages but does not require continuing education for its directors and it contains a code of ethics and policies dealing with issuance of news releases and disclosure documents, as well as share trading black-outs. The Governance Manual also provides director share ownership guidelines whereby an appropriate level of share ownership for each director represents a value which is equal to three times the base annual fees to be acquired over a period of not more than five years. A copy of the Governance Manual is available for review at the Company's website (www.tasekomines.com).

Composition of the Board of Directors

The applicable corporate governance policies require that the Board determine the status of each director as independent or not, based on each director's interest in, or other relationship with, the Company. The policies recommend that an exchange listed company's board of directors have a majority of directors who qualify as independent directors (as defined below). The Board should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board, and the Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The Company's policies allow for retention of independent advisors for Board members when they consider it advisable.

Under securities regulations, an "independent" director is one who "has no direct or indirect material relationship" with the Company, which, in the view of the Board, could reasonably be expected to interfere with the exercise of a member's independent judgment. Generally speaking, a director is considered independent if he or she is free from any employment, business or other relationship. Other possible material relationships include, for example, having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company's external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, where any of the Company's current executive officers served at the same time on that entity's compensation committee, is deemed to have a material relationship, as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board currently consists of seven directors six of whom are "independent" directors, being: Anu Dhir, Robert A. Dickinson, Alexander G. Morrison, Richard Mundie, Kenneth Pickering and Ronald W. Thiessen.  The sole non-independent director is Russell E. Hallbauer, who is also the Chief Executive Officer ("CEO") of the Company. Other than Mr. Hallbauer, none of the other directors of the Company is a full time employee. Mr. Morrison and Mr. Mundie will not stand for re-election at the Meeting. Instead Peter C. Mitchell will be nominated for election to the Board to replace Messrs. Morrison and Mundie.

The Articles of the Company and s. 122(3) of BCA permit the Board to appoint additional directors between annual meetings, to a maximum of 1/3 of the number of directors elected at the last annual meeting.

The Board has established a Nominating and Governance Committee to formalize the process of ensuring the retention and recruitment of high caliber directors and proper director succession planning. The Committee currently consists of three independent directors: Anu Dhir (Chair), Richard A. Mundie and Alexander G. Morrison. This Committee recommends to the Board the nominees for election as directors at the annual general meetings of the Company, and has recommended the nominees for the Meeting.

The Board meetings regularly include reviews of the effectiveness of senior management. The Board is of the view that its communication policy among senior management, Board members and shareholders who make enquiries is good. The Board has also established a practice of holding private meetings of the independent directors without non-independent directors and management present before or following regularly scheduled Board meetings. The number of these meetings has not been recorded but it would be less than five in the financial year ended December 31, 2019. The Board expects and encourages independent directors to bring up issues and concerns that they may have.. The Board has determined that the Lead Director position, formally held by Alexander Morrison, is no longer required as the independent Chairman ensures that the Board effectively carries out its responsibilities effectively and independently from management.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company's management. The Board is satisfied with the integrity of the Company's internal control and financial management information systems.

Committees of the Board of Directors

Corporate governance policies require that (i) the audit and risk committee of every board of directors must be composed only of independent directors, and the role of the audit and risk committee must be specifically defined and include the responsibility for overseeing management's system of internal controls; (ii) the audit and risk committee have direct access to the company's external auditor; and suggest that (iii) the compensation committee, and the nominating and governance committee of the board of directors of a listed company be composed of all independent directors, and that other committees, generally be composed of at least a majority of independent directors; and (iv) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for development of the company's approach to governance issues.

As well as the Audit and Risk Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee and an Environmental, Health and Safety Committee.  For information concerning the Audit and Risk Committee please see pages 91, and 92 and Appendix A, of the Company's Annual Information Form filed under the Company's SEDAR profile on March 30, 2020. Alexander G. Morrison and Richard A. Mundie have decided not to stand for re-election as directors at the Meeting.  As a result the Audit and Risk Committee will be re-constituted after the Meeting. .

Compensation Committee

The Board has established a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation, as well as the fiduciary oversight of the Company's non-executive employee compensation plans. The Compensation Committee performs all duties relating to this mandate, including the annual review and recommendation to the Board on various forms of compensation and related program considerations, including director's pay for service on the Board and on other committees. The Compensation Committee is also responsible for the granting of stock options and other equity based compensation, evaluation of the performance of Officers and the review of succession plans with the Chairman and Chief Executive Officer. The Compensation Committee also recommends to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

The Compensation Committee is currently composed of Kenneth Pickering (Chair), Alexander G. Morrison and Anu Dhir, all of whom are independent directors. During 2019, the committee met three times.  As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in compensation-related matters for Officer and non-Officer personnel as well as the administration of equity-based compensation.  Specifically:

• Mr. Morrison is a Chartered Professional Accountant with over 25years of experience in the mining sector where he has held numerous senior executive positions with public companies, and was formerly on the Compensation Committee for Detour Gold Corporation, Gold Standard Ventures Corp. and Gold Resource Corporation.

• Mr. Pickering is a professional engineer and mining executive with 45 years' experience in the natural resources industry, building and operating major mining operations in Canada, Chile, Australia, Peru and the US.  Mr. Pickering is currently an international mining operations and project development private consultant. Prior to this role he held a number of senior positions worldwide over a 39 year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. He is a graduate of the University of British Columbia (BASc) and AMP Harvard Business School.

• Ms. Dhir has a unique combination of business, operations and legal experience in the mining, oil and gas and technology sectors, and has held a directorships with a number of different public companies. As well as the Board Committees of the Company, she also currently sits on the Compensation Committee for Golden Star Resources Ltd.

Mr. Morrison has decided not to stand for re-election as a director at the Meeting. As a result the Compensation Committee will be re-constituted after the Meeting.

See disclosure under "Election of Directors - Biographical Information" for relevant education and experience of members of the Compensation Committee.

The Compensation Committee charter is included in the Governance Manual, and is available for viewing at the Company's website at www.tasekomines.com.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee ("NGC") which consists of Anu Dhir (Chair), Richard A. Mundie and Alexander G. Morrison.  The NGC charter is included in the Governance Manual and is available for viewing at the Company's website at www.tasekomines.com.

The NGC is given the responsibility of developing and making recommendations to the Board concerning the Company's approach to corporate governance. The NGC also assists members of the Board in carrying out their duties, and reviews with the Board the rules and policies applicable to governance of the Company to ensure the Company remains in full compliance with proper governance practices and that the Governance Manual is routinely updated.

The nominating function of the NGC is to evaluate and recommend to the Board the size of the Board and certain persons as nominees for the position of director of the Company. However, the NGC does not set specific minimum qualifications for director positions. Instead, the NGC believes that nominations for election or re-election to the Board should be based on the Company's needs after taking into account the current composition of the Board. When evaluating candidates annually for nomination for election, the NGC considers each individual's skills, the overall diversity needs of the Board (skills mix, age profiles, gender, and work and life experience) and independence and time availability. The NGC seeks to achieve for the Board a balance of industry and business knowledge and experience, including expertise in the mining industry, in regulatory and public policy issues, in management and operations and in transactional situations as well as independence, financial expertise, public company experience, sound judgment and reputation.

Messrs. Morrison and Mundie have decided not to stand for re-election as directors at the Meeting.  As a result, the NGC will be re-constituted after the Meeting.

Board Diversity

The NGC believes that a diverse Board offers depth of perspective and enhances Board operations. The NGC strives to identify the candidates with the ability to strengthen the Board. The NGC does not specifically define diversity, but considers diversity of experience, education, gender, and ethnicity as part of its overall annual evaluation of director nominees.

The Board appreciates that women have been under-represented on Canadian boards, and the Company believes that enhancing gender diversity will strengthen the Board. When assessing Board composition or identifying suitable candidates for appointment or election to the Board, the Company will consider candidates against objective criteria having due regard to the benefits of diversity and the needs of the Board.  Currently, the Board includes one female director.

The Company has adopted an express policy specifically addressing diversity. A copy of the Company's Board Diversity Policy is posted on the Company's website and is available for viewing at www.tasekomines.com.

Director Term Limits

The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than on employing arbitrary age thresholds, which are of dubious legality in light of discrimination laws.

The Company's code of ethics as set out in the Governance Manual, provides a framework for undertaking ethical conduct in employment. Under its Code of Ethics, the Company will not tolerate any form of discrimination or harassment in the workplace. The Company also has whistleblower policies to monitor these issues.

The Company also has formal procedures and whistleblower policies for assessing the effectiveness of Board committees as well as the Board as a whole.  This function is carried out annually by/or under supervision of the NGC, and those evaluations and assessments are then provided to the Board.

Environmental, Health and Safety Committee

The Board has established an Environmental, Health and Safety Committee consisting of Kenneth Pickering (Chair), Robert A. Dickinson, Anu Dhir  and Russell Hallbauer. The Environmental, Health and Safety Committee charter is included in the Governance Manual and is available for viewing on the Company's website at www.tasekomines.com. The Environmental, Health and Safety Committee reviews and monitors environmental, health and safety issues relevant to the Company. Mr. Burns decided to retire from the Board and did not stand for re-election as a director at the Company's 2019 Annual General Meeting. Good governance policies require the board of directors of a listed company, together with its chief executive officer, to develop position descriptions for the chair of each Board committee, for the Chairman of the Board, and for the chief executive officer, including the definition of limits to management's responsibilities. Any responsibility not delegated to senior management or to a Committee of the Board remains with the full Board. The Board has approved written position descriptions for the Chairman of the Board and the Chairperson of each of the Board Committees.

The Board generally requires that all material transactions (including those in excess of $5 million) receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs in excess of $5 million must also receive approval of the plenary Board or a duly authorized Committee. The Governance Manual includes provisions that deal with these and other related items.

Governance Policies for Board of Directors and Directors' Attendance at Meetings

Good governance policies require that (i) the board of directors of every listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) the board of every listed company review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

As noted above, the NGC has developed a formal procedure for assessing and evaluating effectiveness of committees as well as the Board as a whole and is of the view that the Board operates in an effective and legally compliant manner.  This function is carried out annually.

The following table sets forth the record of attendance of Board and committee meetings by the Directors for the fiscal year ended December 31, 2019:

Director	Board Meetings	Audit and Risk Committee	Nominating and Governance Committee	Compensation Committee	Environmental Health and Safety Committee
Geoffrey A. Burns(1)	2 of 2	2 of 2	N/A	N/A	Nil
Robert A. Dickinson	5 of 5	N/A	N/A	N/A	Nil
Anu Dhir(2)	5 of 5	2 of 2	5 of 5	3 of 3	N/A
Russell E. Hallbauer	5 of 5	N/A	N/A	N/A	Nil
Alexander G. Morrison	5 of 5	4 of 4	5 of 5	3 of 3	Nil
Richard A. Mundie(3)	5 of 5	4 of 4	5of 5	2 of 2	Nil
Kenneth Pickering(4)	4 of 5	N/A	N/A	1 of 1	Nil
Ronald W. Thiessen	5 of 5	N/A	N/A	N/A	N/A

Notes:

(1) Mr. Burns did not stand for re-election as a director at the June 13, 2019 annual general meeting. Two meeting of the Board and the Audit and Risk Committee were held thereafter.

(2) Ms. Dhir joined the Audit and Risk Committee on June 13, 2019. Two meetings of the Committee were held thereafter.

(3) Mr. Mundie ceased to be a member of the Compensation Committee on May 22, 2019. One meeting of the Committee was held thereafter.

(4) Mr. Pickering joined the Compensation Committee on May 22, 2019. One meeting of the Committee was held thereafter.

Other Directorships

See "Biographical Information" under "Election of Directors" above in this Information Circular for details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's properties, business, technology and industry and on the responsibilities of directors. Board meetings also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

Ethical Business Conduct

The Board has adopted what it considers a "best practices" ethical conduct policy which is included in the Governance Manual and is available on the Company's website.  The Board has implemented an annual procedure whereby directors, senior officers and department heads within the Company sign off on, and certify that they have read and understand the Company's code of ethics and that they are unaware of any violations thereof. Each department head would ensure that the code of ethics is complied with within his or her department.

Shareholder Engagement

The Board of Directors believes that regular and constructive engagement between the Board and the Company's shareholders on governance matters is of primary importance.  Accordingly, the Board has adopted a Policy on Engagement with Shareholders on Governance Matters reflecting the foregoing, a copy of which is attached as Appendix 12 to the Manual and is available for viewing at the Company's website at www.tasekomines.com.

Amendments to the Governance Manual

As part of its shareholder engagement efforts, the Company has included provisions in its Governance Manual, a copy of which is available on the Company's website, that provide for a "Say on Pay" advisory vote at each annual meeting.  See "Particulars of Matters to be Acted Upon - Advisory Resolution on the Company's Approach to Executive Compensation (Say on Pay)".

"Say on Pay" Policy

The Board believes that Shareholders should have the opportunity to not only fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions but to also have an annual advisory vote on such approach to executive compensation.

The purpose of the Say on Pay advisory vote is to provide appropriate director accountability to the Shareholders for the Board's compensation decisions. The vote will be an advisory vote and the directors will remain fully responsible for their compensation decisions and will not be relieved of those responsibilities by a positive advisory vote.

A full copy of the Company's Say on Pay Policy is included in Appendix 11 to the Governance Manual, on the Company's website at www.tasekomines.com.

See "Particulars of Matters to be Acted Upon" for more information on the Say on Pay Policy.

Environmental, Social and Governance Report

On May 11, 2020, the Company announced that it had published its first Environmental, Social and Governance Report, titled "Our Contribution to Society".  The report is an examination  of the Company's sustainable performance , with specific details for 2017, 2018 and 2019.

The Report can be viewed and downloaded at www.tasekomines.com/our-contribution.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION GOVERNANCE

Letter from the Chair of the Compensation Committee

Dear Shareholders,

2019 was another challenging year in the base metals sector, for Taseko and its peers. While there were significant accomplishments and milestones achieved by Taseko, these successes did not translate into a higher share price. The main factor affecting the share price in 2019 was the price of copper, which was unable to gain any momentum and effectively traded sideways throughout the year. With no ability to control the price of copper, management must focus on operating and growing the Company the best way possible in the current price environment.

Some of the successes from 2019 are:

- Gibraltar had a strong production year, with a total of 126 million pounds of copper production and 2.7 million pounds of copper. Production met the original guidance management provided.

- From a health and safety perspective, Gibraltar's lost time injury frequency rate was again below British Columbia's industry average, 0.68 per 200,000 hours worked compared to 0.78.

- At Florence, the milestones were plentiful. In January, operation of the US$25 million test facility commenced and by April, the facility was producing high quality +99.9% copper cathode which continued throughout the year. After six months of successfully operating the test facility, the permit amendments applications to transition to commercial scale production were submitted.

- A key acquisition by Taseko was also completed early in 2019. The Company acquired Yellowhead Mining for its high quality, long life project in British Columbia. This was a strategic acquisition as the project fits into Taseko pipeline providing longer-term growth. Since the acquisition, Taseko completed a technical report in early 2020 confirming a mine life of 25 years producing a total of 4.4 billion pounds of copper, 440,000 ounces of gold and 19 million ounces of silver. Copper production for the first five years will average 200 million pounds making it one of the largest open pit copper mines in Canada. Based on long-term metal price assumptions the project has a pre-tax NPV (8%) of $1.3 billion and average annual cash flow of $300 million

- The Company also received approval to list on the London Stock Exchange in November of 2019. The purpose of the listing is to increase Taseko's exposure to UK and European based generalist investors, supplementing trading on both North American exchanges.

In December of 2019, Taseko senior management and the Board of Directors spent two days reviewing the Company's corporate strategy. At the end of this thorough review, both management and the Board continue to believe that the Company's long-standing strategy of developing its pipeline of projects while continuing to operate the Gibraltar Mine remains the best option to create long-term shareholder value.

"Kenneth Pickering"
Chair of the Compensation Committee

What We Do

√ Benchmark to industry peers. We benchmark executive and director compensation levels against a group of mining industry peers of similar size and complexity to ensure compensation is fair and competitive with the market.

√ We target compensation near market median. The Compensation Committee targets executive compensation at the median levels of our peer group, for target levels of performance.
√ We align executive and shareholder interests. Executives and directors are required to own Common Shares of the Company to align interests with those of our shareholders.

√ Pay for Performance. A significant portion (69%) of our CEO's 2019 total direct compensation is at-risk (subject to short- and long-term performance conditions) while between 40% to 60% of our other NEOs' pay is at-risk, highlighting the correlation between pay and performance.

√ Minimize dilution to shareholders. Despite the emphasis on at-risk compensation, shareholder dilution due to employee equity incentive programs is below the median levels of our direct peers.

√ Cap the value of incentive payouts.  Payouts under the Annual Performance Incentive cannot exceed 150% of target thereby mitigating the risk of excessive risk taking or unsustainable operational or financial performance to achieve windfall annual incentive awards and also ensure preservation of the Company's capital.

√ Use informed judgement.  The Compensation Committee and the Board retain the ability to exercise judgment and both positive and negative discretion over the Annual Performance Incentive (API) performance factors to ensure that API payments, and resulting total compensation, reflect total returns to Shareholders in the year.

√ Have a compensation clawback policy.  The Board can recoup incentive payments made to company executives where such incentives were awarded or earned based on results that were subsequently restated or in the case of material misconduct or substantial error.

√ Retain an independent compensation advisor.  The Compensation Committee retains its own independent compensation advisor to seek independent advice on certain matters and to stay current with best practices.

√ Provide shareholders with a 'Say on Pay'. We conduct an advisory vote at each annual meeting.

What We Don't Do

x Benchmark compensation every year.  While important to ensure our compensation programs remain fair and competitive with the market, benchmarking compensation annually, or in the absence of structural change may artificially escalate compensation levels.

x Re-price. We do not re-price or otherwise exchange equity incentives when previously-granted awards lose value.

Risk Mitigation

The Compensation Committee considers whether the Company's compensation policies encourage risk taking by the Company. During the Company's 2019 fiscal year, the Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices. The Compensation Committee concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, including the risk mitigation strategies and compensation policies mentioned above, the Company's compensation policies and practices do not encourage any executive officer (or individual at a principal business unit or division) to take inappropriate or excessive risks. Additionally, the Compensation Committee concluded that there were no risks from the Company's compensation policies and practices that were reasonably likely to have a materially adverse effect on the Company.

Hedging Policy

There is a restriction on officers and directors regarding the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of both stock options granted as compensation or equity securities held, directly or indirectly, by the officer or director (To the Company's knowledge, no officer or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of stock options granted as compensation or equity securities held during the year ended December 31, 2019).

Compensation Clawback

The Board has approved a compensation clawback policy that  will require employees, officers and directors to reimburse, in all appropriate cases, any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to the employee, officer or director and any non-vested equity based awards previously granted to the employee, officer or director (collectively "Incentive Compensation") if:

(a) the amount of the Incentive Compensation was calculated based upon the achievement of certain financial results that were- subsequently during the previous three-year period the subject of a material restatement or the correction of a material error;

(b) the employee, officer or director engaged in intentional misconduct that caused or partially caused the need for the material restatement or caused or partially caused the material error; and

(c) the amount of the Incentive Compensation that would have been awarded to the employee, officer or director, if the financial results had been properly reported and amount actually awarded would have been lower.

Executive Share Ownership Policy

The Board has approved share ownership targets for the Company's executive officers as follows:

Participant	Target Ownership Level
CEO	3 times base salary
Other Named Executive Officers upon recommendation by the CEO, as approved by the Compensation Committee	1 times base salary
Other Executives, as determined by the CEO	0.5 times base salary.

Common Shares, and any other fully vested share awards (excluding options, share appreciation rights and similar leveraged awards) and 50% of PSUs are counted towards share ownership requirements. For purposes of this policy, common shares, vested share awards and PSUs held by executives are valued at the higher of value at the time of award or acquisition and current market value.

Executives must retain their Common Shares, and invest 50% of the after-tax value of PSU redemptions and option exercises in Common Shares until the target ownership level is met.

Executive officers are expected to fulfill their ownership requirements within five years of becoming subject to the share ownership policy.

External Advice

In each of fiscal years 2019 and 2018, the Compensation Committee engaged Lane Caputo Compensation Inc. ("Lane Caputo") to provide independent, third party compensation advice regarding appropriate compensation levels and practices for the company's senior executive team (including the NEOs) and directors, the review of key performance indicators and performance multipliers under the Company's PSU Plan and guidance related to the Company's succession planning activities for key senior management.  The following table discloses fees paid to Lane Caputo for such services:

Activity	2019	2018
Executive & Board Compensation Consulting Fees	$56,702	$60,965
All Other Fees	Nil	Nil
TOTAL FEES	$56,702	$60,965

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the executive compensation program and the compensation received under the program by the Named Executive Officers ("NEOs") employed by the Company as of December 31, 2019:

• Mr. Russell E. Hallbauer -Chief Executive Officer ("CEO")

• Mr. Stuart McDonald - President ("President")

• Mr. Bryce Hamming - Chief Financial Officer ("CFO")

• Mr. John W. McManus - Chief Operating Officer ("COO")

• Mr. Scott Jones - Vice President of Engineering ("VP Engineering")

The Compensation Committee provides oversight of the executive compensation program on behalf of the Board. The Compensation Committee is responsible to review, on an annual basis, the compensation paid to the Company's executive officers and directors; to review performance of the Company's executive officers; to make recommendations on officer and director compensation to the Board; and to administer the Stock Option Plan and Performance Share Unit Plan.  See "Committees of the Board of Directors - Compensation Committee" for more information about the role of the Compensation Committee.

Philosophy and Objectives

Our executive compensation program is designed to achieve the following objectives:

(a) attract and retain talented, qualified and effective executives;

(b) motivate short and long-term corporate and individual performance to enhance the sustainable profitability and growth; and

(c) align the interests of executives with those of Shareholders.

As Taseko's compensation philosophy is to 'pay for performance', the compensation program is structured to be competitive within a peer group of similarly-sized mining companies, with similar scope and complexity, to ensure that total compensation opportunity is sufficient to attract and retain qualified executives. While compensation opportunity is competitive, the Compensation Committee strives to ensure that the actual compensation paid (versus the compensation opportunity provided) is reflective of both the achievement of pre-determined operational and financial objectives of the Company and the actual returns to Shareholders, relative to similar investment opportunities in the market. Due to the large percentage of each NEO's compensation package that is variable (or 'at risk') and contingent upon the achievement of various milestones that are linked to Shareholder value, actual compensation has generally reflected relative performance; however, the Compensation Committee (and the Board as a whole) has exercised its judgment and discretion in the past, to override payout formulas based on strong operational and financial performance, when the resulting NEO compensation was not reflective of Shareholder experience.

Benchmarking

In order to benchmark the compensation arrangements of Taseko's executive team, Lane Caputo has developed a peer group of publicly-traded mining companies with similar operations and in similar stages of development (i.e. all with at least one producing mine and other projects in various stages of development).  This peer group, (the "Compensation Peer Group"), is revisited from time to time by both Lane Caputo and the Compensation Committee, to ensure continued comparability to Taseko.

The Compensation Peer Group, when last revised in 2018, was comprised of the following 14 companies:

Alamos Gold Inc. Alio Gold Inc. Argonaut Gold Capstone Mining Corp. Copper Mountain Mining Corp.	Detour Gold Corp. Endeavour Silver Corp. Ero Copper Corp. Imperial Metals Corp. Sherritt International Corp.	SSR Mining Inc. Trevali Mining Corp. TMAC Resources Inc. Wesdome Gold Mines Ltd.

Taseko believes that these companies are appropriate for benchmarking executive compensation because Taseko competes with these companies for executive talent. However, these peers may not be appropriate for other purposes, such as comparing share price performance, given that Taseko's share price is closely tied to the price of copper while many of the above peers are tied to precious metals prices. In order to benchmark share price performance for the purposes of that component of the API that relates to Relative Total Shareholder Return ("RTSR") and the vesting of the Company's PSUs, the vesting of which is also linked to RTSR, Taseko utilizes a peer group of base metals producers against which the Company competes for investment dollars (the "Performance Peer Group") - please see "Error! Reference source not found." Error! Reference source not found. for more information regarding the Performance Peer Group.

Elements of Compensation

The philosophy and objectives of the compensation program are delivered via the following elements of compensation.

Base Salary

In the Board's view, paying base salaries that are competitive in the markets in which the Company competes for executive talent is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, with base salaries targeted at the median values of the competitive market with consideration also given to internal relativity and individual performance.

Annual Performance Incentive Plan

The executive officers of the Company have an opportunity to earn annual performance incentive compensation based on corporate and individual performance in the context of the overall performance of the Company. The Annual Performance Incentive Plan provides for cash payments when pre-determined corporate and individual objectives are met or exceeded. While the elements that comprise the corporate component of the Annual Performance Incentive are the same for each senior executive officer, the individual component contains elements that are relevant and pertain directly to the specific role and responsibilities of each senior executive officer.

Maximum incentive payouts for each NEO (150% of target levels) are designed to allow each executive to achieve above market cash compensation when corporate and individual performance achieves maximum performance levels, versus pre-established targets. Payments that are ultimately awarded to the NEOs under the API will, from time to time, involve the Board's application of discretion. Application of discretion by the Board will consider mitigating factors in the determination of bonuses given some factors evolve and will not have been addressed in the performance goals established near the beginning of the fiscal year. The Board believes that potentially important aspects of executive and Company performance are not always strictly quantifiable. For example, events or conditions may occur or arise after performance goals have been established that require the executives to focus on different strategic objectives.

The Board exercised its discretion in this regard most recently in 2015 by requiring that a portion of the API payment otherwise payable for 2015 performance be placed further at risk by deferring such payments into PSUs ("Deferred API PSUs") to further align executives' compensation with the experience of Shareholders and also helping to protect the financial condition of the company by eliminating this portion of the cash API award otherwise payable under the API. The Deferred API PSUs vested with plan participants in 2017 and were settled in cash at that time.

Long-term Incentives

The Company's long-term incentives are comprised of two separate plans:  the Share Option Plan ("Option Plan"); and the Performance Share Unit Plan ("PSU Plan"). The Option Plan is designed to promote the long-term success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promoting greater alignment of interests between executives and Shareholders in the creation of long-term shareholder value. This alignment of interests is facilitated by the strike price of each option granted; if there is no appreciation in Taseko's share price from the price at the date of grant, no value will accrue to the options held by executives.

The PSU Plan is designed to further strengthen the linkage of NEO compensation to Shareholder value creation. Each PSU awarded conditionally entitles the participant to receive one (1) Common Share (or the cash equivalent) upon attainment of the PSU vesting criteria. In determining the number of Options and PSUs to grant each year, the Board will consider the impact on Shareholders, peer group and market data relating to the appropriate level of participation, mining sector economic conditions/outlook and the performance of Taseko relative to a number of factors.

Executive Target Pay Mix

Each of our NEOs receives a combination of the three main elements of pay. For the financial year ended December 31, 2019, the "at-risk" component of our CEO's direct compensation was 67%; the "at-risk" component ranges from 43% to 58% of direct compensation for the other NEOs.

2019 Compensation Decisions

2019 Annual Performance Incentive Plan

The following target incentive levels and weightings were used in 2019 in determining the API payments for the Company's NEOs.2019 Compensation Decisions

2019 Annual Performance Incentive Plan

The following target incentive levels and weightings were used in 2019 in determining the API payments for the Company's NEOs.

Executive Officer	2019 Target Incentive Payout (% of Salary)	WEIGHTINGS BY COMPONENT
		Corporate Goals	Individual Goals
Russell E. Hallbauer	120%	80%	20%
Stuart McDonald	80%	60%	40%
Bryce Hamming	40%	60%	40%
John W. McManus	85%	70%	30%
Scott Jones	40%	50%	50%

The following table provides an overview of the 2019 corporate goals, and performance against those goals, for the purposes of the API. As the table below shows, operational, financial and CSR performance was at, or above target for 2019.  Taseko's share price performance was relatively flat in 2019, positioning at the 47.6th percentile of the Performance Peer Group, just below target performance of 50th percentile.

After reviewing the actual performance for 2019 versus the corporate performance goals set at the beginning of the fiscal year, the Compensation Committee determined that a final score of 113.4% of target was attributable to the corporate component of the API calculations.

Metric	Measurement	2019 Goal	2019 Actual	Weighting
Operational	Annual copper production vs. budget	126 million lbs	126 million lbs	30%
Financial	Adjusted operating costs vs. budget (normalized for Forex)	$1.94/lb	$2.00/lb	30%
Corporate Social Responsibility	Annual safety performance (LTA frequency)	4.0	0.68	15%
	Spills and Non-Compliant Environmental Events	15	0	15%
Shareholder	Relative Total Shareholder Return(1)	50th Percentile	47.6th Percentile	10%

Note:

(1) Relative to Performance Peer Group.

Individual Performance Goals

The following tables provide an overview of the individual performance goals for each NEO for the 2019 fiscal year. All goals had target and threshold completion dates within the 2019 calendar year, which were then used, in part, by the Compensation Committee to determine the level of achievement of each goal.

Russell E. Hallbauer Chief Executive Officer

As CEO, Mr. Hallbauer is responsible for our overall executive leadership and together with the Board develops the Company's strategic plan and implements it. This includes overall responsibility for operating and growing the business while managing risk to create long-term sustainable shareholder value.

Measurement	Weighting
  Oversee & refine First Nations Agreement to reflect changing provincial legislation
  Complete finance agreements (in conjunction with CFO)
  Joint-venture or sell a Net Smelter Return (NSR) or arrange for sale of an asset interest (in conjunction with CFO)
  Support railway Final Offer Arbitration (FOA) on freight rates
25% 25% 25% 25%

Stuart McDonald President and former Chief Financial Officer

As President, Mr. McDonald is responsible for developing and implementing the Company's strategic plan in conjunction with the CEO, as well as corporate development, financing initiatives, and investor communications.

Measurement	Weighting
Sell asset interest to enhance Balance Sheet Arrange Florence financing package Complete London Stock Exchange (LSE) listing Negotiate long-term ocean freight agreement	25% 25% 25% 25%

Bryce Hamming Chief Financial Officer

As CFO, Mr. Hamming is responsible for periodic financial reporting, maintenance of internal controls, managing the financial risks of the Company, financial planning and forecasting and record keeping.

Measurement	Weighting
Complete surety bond transaction Complete equipment financings/leases Develop debt finance plan for Florence	33.3% 33.3% 33.3%

John W. McManus Chief Operating Officer

As COO, Mr. McManus is responsible for all activities relating to the operation of the Company's Gibraltar Mine and other projects. These responsibilities include engineering and technical services, project management, construction, field operations, and procurement. Contributes key area expertise in the evaluation of the Company's growth initiatives.

Measurement	Weighting
  Publish new 43-101 Technical Report for Yellowhead project (in conjunction with Vice President, Engineering)
  Complete Florence engineering & commercial plant design
  Increase Fraser River discharge
  Submit permit amendments for Florence
25% 25% 25% 25%

Scott Jones Vice President, Engineering	Mr. Jones is responsible for the direction and planning of the Company's engineering design and processes in new mine development, expansions and acquisitions.
Measurement	Weighting
  Publish new 43-101 Technical Report for Gibraltar
  Complete internal operational and capital refinement report on Yellowhead project
  Publish new 43-101 Technical Report for Yellowhead project (in conjunction with COO)
33.3% 33.3% 33.3%

2019 Performance Share Unit Awards

The PSUs awarded to executives in 2019 vest on the third anniversary of the date of grant contingent upon Taseko's Relative Total shareholder Return (RTSR) against a peer group of base metals producers that the Company competes with for investment dollars (the "Performance Peer Group"), as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	RTSR at 100th percentile	250%
Above Target	RTSR at 75th percentile	175%
Target	RTSR at 50th percentile	100%
Below Threshold	RTSR below 25th percentile	0%

Linear interpolation will be applied to determine percentage PSU vesting for RTSR performance between the performance achievement levels shown in the table above.

The Performance Peer Group is comprised of the following companies:

Amerigo Resources Ltd;	Hudbay Minerals Ltd.	Teck Resources Ltd.
Capstone Mining Corp.	Imperial Metals Corp.	Turquoise Hill Resources Ltd.
Copper Mountain Mining Corp.	Lundin Mining Corp.
First Quantum Minerals Ltd.	Sherritt International Corp.

Performance Graph

The following graph compares the total cumulative Shareholder return, including dividend reinvestment, for $100 invested in Common Shares of the Company on the TSX for the past five years versus the cumulative total shareholder return for the S&P Metals & Mining Select Industry Index and the S&P/TSX Global Base Metals Index.  Against this total shareholder return performance, we have plotted aggregate Reported Compensation (in each year's Summary Compensation Table) for the Company's NEOs in each fiscal year and the corresponding Realized & Realizable Compensation as at December 31, 2019.

Executive Compensation Alignment with Shareholder Value

The Company's compensation strategy is designed to pay for performance and includes the following philosophical concepts:

  base salary levels are not dependent on share performance; they are determined by internal relativity, individual performance and peer group compensation practices;

  the payment of annual performance incentive is based on the achievement of operational objectives that are intended to drive overall Company performance, with a portion of the API tracking annual shareholder return performance to still allow consideration of short-term shareholder value; and

  the number and value of stock options and PSUs awarded to our NEOs are based on market competitive levels for such awards. The value realized from these equity-based incentives is entirely dependent on Taseko's share price performance, creating alignment between NEO compensation and Shareholder experience.

As the payment of salary and annual incentive awards are not typically linked to share price performance, we do not expect there to be a direct correlation between total shareholder return and total cash compensation (salary plus API) in a given period. The value of stock options and PSUs, however, are directly linked to total shareholder return and are designed to constitute a significant portion of our NEOs' total compensation.

As seen from the performance graph above, both Reported Compensation and Realizable Compensation fluctuate in strong correlation to the changes in shareholder value. The majority of the difference between Reported Compensation and Realizable Compensation in any given year is the strong performance orientation of the Company's equity incentive plans for its NEOs: stock options only have value for our executives when the Company's share price exceeds the share price on the date of grant of the stock option and the value of PSUs is directly correlated with the Company's Total Shareholder Return performance against its Performance Peer Group. The difference in Reported versus Realizable Compensation can be seen in the chart below, showing the realized value of PSUs that have vested in 2017, 2018 and 2019 and the currently realizable value of unvested PSUs and vested and unvested stock options.

As seen in the chart above, the strong performance of the Company's share price from 2015 until the middle of 2018, both on an absolute and relative basis, lifted the realized and still realizable value of PSUs and stock options above the reported value for 2016. By contrast, the stock options and PSUs awarded in 2017, 2018 and 2019 have lost between 68% and 89% of the Reported Value respectively, due to the negative performance of the Company's share price since 2017.

Compensation of NEOs

Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the last three fiscal years ended December 31, 2019, 2018 and 2017.

Name and principal position	Year	Salary	Share-based awards	Option-based awards(1)	Non-equity incentive plan compensation		Pension value(2)	All Other Compensation(3)	Total Compensation
					Annual incentive plan	Long-term incentive plans
		($)	($)	($)	($)	($)	($)	($)	($)
Russell E. Hallbauer(5) CEO	2019	672,656	263,250	287,331	874,453	Nil	343,857	70,181	2,511,728
	2018	656,250	426,000	451,672	859,687	Nil	343,857	416,850	3,154,316
	2017	625,000	191,295	187,775	943,750	Nil	343,857	412,303(4)	2,703,980
Bryce Hamming(5) CFO	2019	200,208	Nil	73,323	87,100	Nil	Nil	Nil	360,631
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Stuart McDonald(5) President	2019	406,380	131,625	233,164	350,200	Nil	54,000	38,599	1,213,968
	2018	375,000	213,000	188,197	330,000	Nil	54,000	229,268	1,389,465
	2017	330,000	95,648	78,240	240,900	Nil	54,000	224,960(4)	1,023,748
John W. McManus COO	2019	458,380	131,625	214,257	455,629	Nil	128,123	42,108	1,430,122
	2018	447,200	213,000	188,197	415,896	Nil	128,123	250,110	1,642,526
	2017	430,000	95,648	78,240	417,100	Nil	128,123	216,124(4)	1,365,235
Scott Jones VP Engineering	2019	302,375	39,000	63,851	129,114	Nil	115,185	24,563	674,088
	2018	295,000	71,000	112,918	138,650	Nil	115,185	145,898	878,651
	2017	275,000	31,883	46,944	121,000	Nil	115,185	65,320(4)	655,332

Notes:

(1) For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected term of the stock option (5 years), expected forfeiture rate (0%), expected volatility of the Company's common share price (64%), expected dividend yield (0%), and risk-free interest rate (1.8%).

(2) The amounts reported reflect the Company's contributions to the retirement compensation arrangement trust accounts for Messrs. Hallbauer, McManus, McDonald and Jones. An equal amount is remitted to a refundable tax account for each participant held with the Canada Revenue Agency. The accumulated values are subject to graded vesting conditions dependent on the years of service with the Company, as outlined in the terms of the plan.

(3) Perquisites provided to the NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year.

(4) All NEOs other than Mr. McDonald (Mr. McDonald elected to receive an additional 70% for a total of 100%) and Mr. Hamming received 30% of annual incentive plan payments payable for performance in 2015 in the form of PSUs to increase alignment with Shareholders by placing a portion of these earned payments at risk, with the ultimate value dependent upon Taseko's share price in 18 months for the 30% and 12 months for the balance, respectively (the "Deferred API PSUs").

(5) On June 13, 2019 Stuart McDonald, previously CFO, was promoted to the role of President, and Bryce Hamming was appointed CFO of the Company.  Russell Hallbauer, previously President & CEO, remained as CEO of the Company.

Incentive Plan Awards - Option-Based and Share-Based Awards

The following table sets out all option-based and share-based awards outstanding as at December 31, 2019, for each NEO:

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date d - m - y	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1) ($)	Market or payout value of vested share based awards not paid out or distributed(2) ($)
Russell E. Hallbauer, CEO	261,000	0.98	22/05/2020	Nil	150,000	94,500	Nil
	261,000	0.38	20/01/2021	65,250	150,000	94,500	Nil
	300,000	1.25	06/01/2022	Nil	337,500	212,625
	300,000	2.86	02/01/2023	Nil	-	-
	675,000	0.78	10/01/2024	Nil	-	-
Bryce Hamming, CFO	30,000	1.51	14/05/2021	Nil	-	-	Nil
	39,000	0.78	10/01/2024	Nil	-	-
	150,000	0.69	29/05/2024	Nil	-	-
Stuart McDonald, President	144,000	0.98	22/05/2020	Nil	75,000	47,250	Nil
	144,000	0.38	20/01/2021	36,000	75,000	47,250
	125,000	1.25	06/01/2022	Nil	168,750	106,313
	125,000	2.86	02/01/2023	Nil	-	-
	281,250	0.78	10/01/2024	Nil	-	-
	300,000	0.69	29/05/2024	Nil
John W. McManus, COO	106,200	0.98	22/05/2020	Nil	75,000	47,250	Nil
	52,000	0.38	20/01/2021	13,000	75,000	47,250
	125,000	1.25	06/01/2022	Nil	168,750	106,313
	125,000	2.86	02/01/2023	Nil	-	-
	281,250	0.78	10/01/2024	Nil	-	-
	250,000	0.69	29/05/2024	Nil
Scott Jones, VP Engineering	68,000	0.98	22/05/2020	Nil	25,000	15,750	Nil
	81,000	0.38	20/01/2021	20,250	25,000	15,750
	75,000	1.25	06/01/2022	Nil	50,000	31,500
	75,000	2.86	02/01/2023	Nil	-	-
	150,000	0.78	10/01/2024	Nil	-	-

Notes:

(1) Calculated based on the closing price of the Common Shares at December 31, 2019 multiplied by the number of notional Common Shares underlying such Awards. For Performance Awards, calculated based on the closing price of the Common Shares at December 31, 2019 multiplied by the number of notional Common Shares underlying such Awards assuming a payout multiplier of 1.0.

(2) All Awards are paid out upon vesting and as such there are no outstanding Awards that have vested.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out all incentive plan values vested (or earned) during the twelve months ended December 31, 2019, for each NEO:

Named Executive Officer	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year(2) ($)
Russell E. Hallbauer	6,750	119,646	874,453
Bryce Hamming	390	Nil	87,100
Stuart McDonald	2,813	65,805	350,200
John W. McManus	2,813	71,787	455,629
Scott Jones	1,500	41,876	129,114

Notes:

(1) These amounts reflect the aggregate dollar value that would have been realized if all stock options that vested in 2019 were exercised on the applicable vesting date.

(2) These amounts are API awards paid for performance in 2019.

Pension Plan Benefits

The Company has established retirement compensation arrangements to provide benefits to Messrs. Hallbauer, McDonald, McManus and Jones on or after retirement as a means of facilitating a long-term commitment to the Company by each NEO, thereby ensuring a consistent senior technical team to drive the Company's projects forward. The Taseko  RCA Trusts ("RCA Trusts") are registered defined contribution pension plans under the Income Tax Act (Canada). The assets in the RCA Trusts are invested in accordance with the individual participants' election from the investment options offered by the RCA Trusts. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under his RCA Trust.

The following table sets forth the accumulated equity inside the defined contribution pension plan within the RCA Trusts, subject to individual vesting conditions as outlined in the terms of the retirement benefit plan, for each of the NEOs:

Name	Accumulated value at January 1, 2019 ($)	Compensatory(1) ($)	Accumulated value at December 31, 2019(2) ($)
Russell E. Hallbauer	2,566,038	343,857	3,221,499
Stuart McDonald	218,406	54,000	325,730
John W. McManus	1,178,141	128,123	1,472,446
Scott Jones	1,025,479	115,185	1,247,755

Notes:

(1) The amounts reported reflect the Company's contributions to the retirement compensation arrangement trust accounts for Messrs. Hallbauer, McDonald, McManus and Jones. An equal amount is remitted to a refundable tax account for each participant held with the Canada Revenue Agency. The accumulated values are subject to graded vesting conditions dependent on the years of service with the Company, as outlined in the terms of the plan.

(2) Year-end accumulated value can be considerably less than starting value plus compensatory deposits as year-end accumulated value reflects penalties and surrender charges for early plan withdrawal (i.e. at December 31, 2019).

Termination and Change in Control Benefits

Written employment agreements are in place between the Company and each of the NEOs. Under the terms of these agreements, the NEOs are provided with specific payments in the event of termination as follows:

(a) In the event of termination by the Company without cause, the CEO will receive a lump sum payment calculated as:

◦ the monthly rate of the CEO's base salary multiplied by the CEO's Notice Period (18 months), plus

◦ an amount equal to the bonus the CEO would have earned during the Notice Period (or the amount paid for the immediately preceding year if an amount for the year in question has yet to be determined), plus

◦ stock options will immediately vest and may be extended past expiry of employment for up to three years (but not past the expiry of the original option term), plus

◦ a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.

The President and the COO will both receive a payment calculated as:

◦ the monthly rate of the NEO's base salary multiplied by the NEO's Notice Period (18 months), plus

◦ a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date

The CFO will receive a payment calculated as:

◦ the monthly rate of the NEO's base salary multiplied by the NEO's Notice Period (12 months), plus

◦ a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date

The NEOs (other than the CEO, the President, the COO and the CFO) will receive a payment calculated as:

◦ the monthly rate of the NEO's base salary multiplied by the NEO's Notice Period (9 months), plus

◦ a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date

(b) If a termination without cause or a resignation occurs within 12 months following a change of control (as defined under the employment agreements but which are considered customary):

◦ The CEO, President, CFO and COO will receive an amount equal to:

◾ the monthly rate of the executive's base salary multiplied by the executive's Notice Period (24 months), plus

◾ the monthly equivalent of the most recently earned and paid or payable annual bonus multiplied by their respective Notice Period (24 months).

◦ The remaining NEOs (other than CEO, CFO and COO) will receive an amount equal to:

◾ the monthly rate of the executives' base salary multiplied by the executives' Notice Period (24 months), plus

◾ the equivalent of the most recently earned and paid or payable annual bonus.

◦ Additionally, in the event of a change in control, all of the NEOs' outstanding options will immediately vest and may be extended past termination of employment for up to three years (but not past the expiry of the original option term).

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2019, are as follows:

NEO		Termination Without Cause ($)	Change of Control ($)
Russell E. Hallbauer	Salary	1,008,984	1,345,312
	Annual Incentive Plan	1,289,531	1,719,374
	Share-based Awards	N/A	401,625
	Option-based Awards	N/A	Nil (2)
	Pension Plan Benefits	N/A	343,857
Bryce Hamming	Salary	285,000	570,000
	Annual Incentive Plan(1)	N/A	Nil
	Share-based Awards	N/A	Nil
	Option-based Awards	N/A	Nil (2)
	Pension Plan Benefits	N/A	Nil
Stuart McDonald	Salary	609,570	812,760
	Annual Incentive Plan(1)	N/A	660,000
	Share-based Awards	N/A	200,813
	Option-based Awards	N/A	Nil (2)
	Pension Plan Benefits	N/A	1,944,000
John W. McManus	Salary	687,570	916,760
	Annual Incentive Plan(1)	N/A	831,792
	Share-based Awards	N/A	200,813
	Option-based Awards	N/A	Nil (2)
	Pension Plan Benefits	N/A	1,025,074
Scott Jones	Salary	226,781	604,750
	Annual Incentive Plan(1)	N/A	138,650
	Share-based Awards	N/A	63,000
	Option-based Awards	N/A	Nil (2)
	Pension Plan Benefits	N/A	460,740

Notes:

(1) Other than amounts which are fully earned and payable as at the date of termination.

(2) All unvested options fully vest.

In addition to the foregoing, the terms of the RCA Trusts state that, in the event that a NEO is terminated by the Company without cause or resigns, including after a change of control, and the NEO in question is not fully vested in the RCA Trust, a NEO is entitled to receive a proportionate amount of the accumulated value of his RCA Trust depending upon both the nature of the termination or change in control and the number of years of service of the executive, as defined in the RCA Trusts. Under the terms of the relevant RCA Trust agreements, in the event of a change of control the Company is required to make all remaining employee contributions under the RCA Trusts.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

DIRECTOR COMPENSATION

The following section pertains to the compensation arrangements the Company has with the non-employee directors (i.e. all directors other than Mr. Hallbauer). Mr. Hallbauer does not receive additional compensation for serving as a director.

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and the abilities to carry out the Board's mandate and enhance the sustainable profitability and growth of the Company. Like the philosophy adopted for executive compensation, the total direct compensation provided to independent directors (which includes both fixed elements of pay (cash) plus the value of long-term compensation) is targeted to be above-market (between 50th and 75th percentile) for above average share price performance.

Alignment with Shareholders

In order to appropriately align the interests of members of the Board with those of the Company's shareholders, the Board has adopted share ownership guidelines as set out in the Company's Governance Manual, a copy of which is available on the Company's website (www.tasekomines.com). The Governance Manual provides that an appropriate level of stock ownership for each director represents a value which is equal to three times annual fees and should be acquired over a period of not more than five years.

Benchmarking

From time to time, the Compensation Committee reviews the compensation arrangements for the Company's independent directors and enacts changes to pay elements and/or strategy, as required, to better align with current market practices and good corporate governance guidelines.

Current Compensation Arrangements

For 2019, the cash elements of compensation for the Company's independent directors remained unchanged from the prior year and was as follows: an annual director's fee of $65,000, plus an additional fee of $32,500 for the Lead Director (Independent), $20,000 for the Audit and Risk Committee Chairperson, $15,000 for the Compensation Committee Chairperson, and $10,000 for other Committee Chairpersons. These directors also received a fee of $1,500 for each meeting attended.

In 2013, the Company adopted a Deferred Share Unit ("DSU") Plan (the "DSU Plan") for non-employee directors. Each non-employee director of the Company (i.e. all directors other than Mr. Hallbauer) is eligible to receive a combination of stock options and DSUs for director long-term incentive compensation.

Director Compensation Table

The following table sets forth the compensation provided to the non-employee directors of the Company for the fiscal year ended December 31, 2019.

Name of Director	Fees earned(1) ($)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Anu Dhir(5)	96,000	68,640	18,730	Nil	Nil	Nil	183,370
Robert A. Dickinson	72,500	68,640	18,730	Nil	Nil	Nil	159,870
Alexander G. Morrison(6)	110,771	85,800(11)	23,412	Nil	Nil	Nil	219,983
Richard A. Mundie(7)	107,500	68,640	18,730	Nil	Nil	Nil	194,870
Kenneth Pickering(8)	90,625	68,640	61,297(10)	Nil	Nil	Nil	220,562
Ronald W. Thiessen	222,500	102,960(11)	28,095	Nil	Nil	Nil	353,555

Name of Director	Fees earned(1) ($)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Geoffrey A. Burns(4) (Former Director)	35,792	68,640	18,730	Nil	Nil	Nil	123,162

Notes:

(1) Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees.

(2) The dollar amount based on the grant date fair value of the award for a covered financial year, received in deferred share units or an equivalent cash payment in lieu thereof.

(3) For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected term of the stock option (5 years), expected forfeiture rate (0%), expected volatility of the Company's common share price (64%), expected dividend yield (0%), and risk-free interest rate (1.8%).

(4) Mr. Burns did not stand for re-election at the shareholder meeting held June 13, 2019.

(5) Nominating and Governance Committee Chair.

(6) Compensation Committee Chair.

(7) Audit and Risk Committee Chair.

(8) Environmental, Health and Safety Committee Chair. Mr. Pickering was appointed as a director on December 17, 2018.

(9) Former Nominating and Governance Committee Chair.

(10) Includes a standard one-time grant of stock options that all new independent directors receive upon appointment to the Board.

(11) Messrs. Morrison and Thiessen receive an increased allocation of DSUs related to their positions as Lead Director and Chairman, respectively.

The following table sets out all option-based awards outstanding as at December 31, 2019, for each non-employee director.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested(2)	Market or payout value of share-based awards that have not vested	Market or payout value of vested share based awards not paid out or distributed(3)
	(#)	($)	(m-d-y)	($)	(#)	($)	($)
Anu Dhir	122,000	2.86	02/01/2023	Nil	132,000	Nil	83,160
	44,000	0.78	10/01/2024	Nil
Robert A.	132,000	0.98	05/22/2020	Nil	416,000	Nil	262,080
Dickinson	132,000	0.38	01/20/2021	33,000
	50,000	1.25	01/06/2022	Nil
	22,000	2.86	02/01/2023	Nil
	44,000	0.78	10/01/2024	Nil
Richard A.	132,000	0.98	05/22/2020	Nil	447,447	Nil	281,892
Mundie	132,000	0.38	01/20/2021	33,000
	50,000	1.25	01/06/2022	Nil
	22,000	2.86	02/01/2023	Nil
	44,000	0.78	10/01/2024	Nil
Alexander G.	132,000	0.98	05/22/2020	Nil	502,962	Nil	316,866
Morrison	44,000	0.38	01/20/2021	11,000
	62,500	1.25	01/06/2022	Nil
	27,500	2.86	02/01/2023	Nil
	55,000	0.78	10/01/2024	Nil
Kenneth Pickering (4)	144,000	0.78	10/01/2024	Nil	88,000	Nil	55,440

Name of Director	Fees earned(1) ($)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Ronald W.	165,000	0.98	05/22/2020	Nil	555,962	Nil	350,256
Thiessen	165,000	0.38	01/20/2021	41,250
	75,000	1.25	01/06/2022	Nil
	33,000	2.86	02/01/2023	Nil
	66,000	0.78	10/01/2024	Nil
Geoffrey A.	150,000	1.25	01/06/2022	Nil	212,000	Nil	133,560
Burns	22,000	2.86	02/01/2023	Nil
	44,000	0.78	10/01/2024	Nil

Notes:

(1) Calculated based on the difference between the closing price of the Common Shares at December 31, 2019 on the TSX and the exercise price of the Options.

(2) All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be a director of the Company.

(3) Calculated based on the number of DSUs held at December 31, 2019 multiplied by the price per Common Share on the TSX on December 31, 2019.

(4) Mr. Pickering was appointed as a director on December 17, 2018.

The following table sets out all incentive plan value vested (or earned) during the year ended December 31, 2019, for each non-employee director.

Name	Option-based awards - Value vested during the year(1) ($)	Share- based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Anu Dhir	440	68,640	Nil
Robert A. Dickinson	440	68,640	Nil
Alexander G. Morrison	550	85,800	Nil
Richard A. Mundie	440	68,640	Nil
Kenneth Pickering	1,440	68,640	Nil
Ronald W. Thiessen	660	102,960	Nil
Geoffrey A. Burns Former Director	440	68,640	Nil

Notes:

(1) These amounts reflect the aggregate dollar value that would have been realized if all options that vested in 2019 were exercised on the applicable vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As described above, in order to provide a non-cash incentive for directors, officers, employees and other service providers whose on-going efforts are critical to the success of the Company, the Board adopted the Option Plan, as well as the PSU Plan. Both the Option Plan and the PSU Plan were approved by the shareholders at the Company's annual general meeting held on June 7, 2018.  The Company is required by TSX Policies to seek shareholder approval to ratify any material amendments to the Option Plan and approve its continuation every three years by ordinary resolution. The Option Plan is due for ratification and approval at the Meeting. Please see "Particulars of Matters to be Acted upon" below.

The Option Plan is designed to promote the long-term success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promote greater alignment of interests between executives and shareholders in the creation of long-term shareholder value. This alignment of interests is facilitated by the strike price of each option granted; if there is no appreciation in Taseko's Common Share price from the price at the date of grant of options, no value will accrue to the options held by executives.

The PSU Plan is designed to further strengthen the linkage of Named Executive Officer compensation to shareholder value creation.  Each PSU awarded conditionally entitles the participant to receive one (1) Common Share (or the cash equivalent) upon attainment of the PSU vesting criteria.

The Company has adopted a DSU Plan for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would, in first instance, be used to assist in complying with the Company's share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company. The DSU Plan contemplates that all DSUs will be paid out in cash.

Under the Option Plan, a maximum of 9.5% of the issued and outstanding Common Shares may be reserved for issuance. Options up to this limit may be granted at the discretion of the Board, or the Compensation Committee, to eligible optionees (the "Optionees"). This type of Plan is called a "rolling" plan because as options are exercised, the base of outstanding issued Common Shares on which the 9.5% increment applies increases.

At the date of this Information Circular, there were options to purchase an aggregate of 11,767,900 Common Shares outstanding, and together with 2,100,000 outstanding PSUs represent outstanding share based compensation grants totaling, upon exercise, 13,867,900 Common Shares, being approximately 6% of the issued and outstanding Common Shares. Pursuant to TSX policies, the total number of Common Shares available for exercise of securities issued under all share based compensation arrangements at any one time may not exceed 9.5% of the total number of issued and outstanding Common Shares.

The Board is of the view that together the share-based compensation plans provide the Company with the flexibility necessary to attract and maintain services of senior executives and other employees and directors by offering competitive compensation relative to other companies in the industry.

The Compensation Committee approves base salaries, annual cash incentives and all share-based compensation including PSUs, and option grants to executive officers. The Compensation Committee also approves DSU grants to non-executive officers. Options are granted at other times of the year to individuals commencing employment with the Company. The option exercise price is the market price at the grant date in accordance with TSX policies.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the Company's financial year end of December 31, 2019.

	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)(1)
Share Option Plan	10,755,900	$1.12	5,246,724
Performance Share Unit Plan	1,675,000	N/A	5,710,827
Deferred Share Unit Plan	N/A	N/A	N/A
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	12,430,900		10,957,551

Notes:

(1) The maximum number of PSUs outstanding from time to time under the PSU Plan shall not exceed 3% of the number of outstanding Common Shares.  The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements, including the Share Option Plan and the PSU Plan, at any time may not exceed 9.5% of the number of outstanding Common Shares.

(2) 10,755,900 Options was 4.4% of the issued and outstanding Common Shares at December 31, 2019, leaving 5,246,724 options available for grant under the Option Plan, being 2.1% of the issued and outstanding Common Shares at December 31, 2019.

(3) 1,675,000 PSUs was 0.7% of the issued and outstanding Common Shares at December 31, 2019, leaving 5,710,827    PSUs available for grant under the PSU Plan, being 2.3% of the issued and outstanding Common Shares at December 31, 2019.

(4) The Company's DSU Plan contemplates that all DSUs are settled in cash.

The following table sets out the annual burn rate(1) for each equity compensation plan:

Equity Incentive Plan	For the fiscal year ended December 31,
	2019	2018	2017
The Stock Option Plan	1.9%	0.8%	0.8%
The PSU Plan(2)	0.4%	0.2%	0.2%
The DSU Plan(3)	N/A	N/A	N/A

Notes:

(1) The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.

(2) PSUs granted to the date of this Circular are subject to vesting and multiplier conditions that can result in the issuance of that number of Common Shares thereunder equal to between zero and 2.5 x the number of PSUs issued in the event of sub-par or exemplary relative total shareholder return, respectively. See "Elements of Compensation - Long Term Incentives" above.

(3) The Company's DSU Plan contemplates that all DSUs are settled in cash.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Advisory Resolution on the Company's Approach to Executive Compensation (Say on Pay)

The Board believes that Shareholders should have the opportunity to not only fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions but to also have an annual advisory vote on such approach to executive compensation. The purpose of the Say on Pay advisory vote is to provide appropriate director accountability to the Shareholders for the Board's compensation decisions. For additional information regarding the Company's approach to executive compensation, Shareholders should review the section "Error! Reference source not found." in this Information Circular. A full copy of the Company's Say on Pay Policy is included in Appendix 11 to the Governance Manual, and is available on the Company's website at www.tasekomines.com.

Although an annual vote by shareholders on our compensation practices is not mandatory in Canada, we believe it is an essential part of good governance and enhances shareholder engagement by giving the shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the plans themselves. While Shareholders will provide their collective advisory vote, the Board remains fully responsible for its compensation decision and is not relieved of its responsibilities. Because the Say on Pay resolution is an advisory vote, the results are non-binding; however, the Board and Compensation Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions.

The Board recognizes that Say on Pay is an evolving area in Canada and globally, and will review this policy annually to ensure that it is effective in achieving its objectives.

The Company's executive compensation policies and programs are based on the principle of 'pay for performance' to align the interests of the Company's executive officers with those of the Company's shareholders. Shareholders are being asked at the Meeting to consider and approve the following ordinary resolution (the "Say on Pay Advisory Resolution") in substantially the following form:

"BE IT RESOLVED that on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders of the Company accept the Board's approach to executive compensation delivered in advance of the 2020 annual general meeting."

To pass, the Say on Pay Advisory Resolution must be approved by a majority vote of the Common Shares voted, in person or by proxy, on the advisory resolution.

The management proxyholders intend to vote FOR the Say on Pay Advisory Resolution, except in relation to Common Shares held by a Shareholder who instruct otherwise.

In the event that a significant number of Shareholders oppose the Say on Pay Advisory Resolution, the Board will consult with its shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company's approach to compensation in the context of those concerns.

Shareholders who have voted against the Say on Pay Advisory Resolution are also encouraged to contact the Board to discuss their specific concerns.

The Board will disclose to Shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management proxy circular for its next annual meeting, a summary of the significant comments relating to compensation received from Shareholders in the engagement process and an explanation of the changes to the compensation plans made or to be made by the Board or why no changes will be made.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's annual information form and in the audited financial statements for the year ended December 31, 2019, the auditor's report thereon and related management discussion and analysis filed on www.sedar.com.  Copies of the Company's most current interim financial statements and related management discussion and analysis, Share Option Plan, Performance Share Unit Plan and the Shareholder Rights Plan and additional information may be obtained from www.sedar.com and upon request from the Company at telephone number (778) 373-4533 or fax number (778) 373-4534.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, June 2, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

"Russell E. Hallbauer"

Russell E. Hallbauer Chief Executive Officer

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

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1-877-452-7184

Outside North America

1-416-304-0211

Email: assistance@laurelhill.com